Exhibit 99.1

KANZHUN LIMITED Announces Third Quarter 2025 Financial Results

BEIJING, November 18, 2025 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total paid enterprise customers[1] in the twelve months ended September 30, 2025 were 6.8 million, an increase of 13.3% from 6.0 million in the twelve months ended September 30, 2024.

•	Average monthly active users[2] for the third quarter of 2025 were 63.8 million, an increase of 10.0% from 58.0 million for the same quarter of 2024.

•	Revenues for the third quarter of 2025 were RMB2,163.3 million (US$303.9 million), an increase of 13.2% from RMB1,911.6 million for the same quarter of 2024.

•	Income from operations for the third quarter of 2025 was RMB687.1 million (US$96.5 million), an increase of 108.1% from RMB330.2 million for the same quarter of 2024. Adjusted[3] income from operations for the third quarter of 2025 was RMB903.5 million (US$126.9 million), an increase of 49.3% from RMB605.3 million for the same quarter of 2024.

•	Net income for the third quarter of 2025 was RMB775.4 million (US$108.9 million), an increase of 67.2% from RMB463.8 million for the same quarter of 2024. Adjusted net income for the third quarter of 2025 was RMB991.8 million (US$139.3 million), an increase of 34.2% from RMB738.9 million for the same quarter of 2024.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “In the third quarter of this year, the Company achieved high-quality business growth, with solid progress in user growth, commercialization, and the implementation of AI technologies. The recovery in enterprise recruitment demand drove an acceleration in revenue year-on-year, and while profitability improved, user numbers maintained a steady growth, further consolidating our industry-leading position as China’s largest online recruitment platform. We are committed to integrating AI into our technologies, products, and operational systems, gradually making it one of the driving forces for enhancing user experience, strengthening service capabilities, and achieving efficient operations. As a result, benefits are gradually being realized on both the job seeker and enterprise user sides. At the same time, we are cautiously exploring the potential for AI recruitment to evolve into fully hosted or placement services in more specific scenarios. The Company completed its annual dividend distribution in the third quarter, actively fulfilling its commitment to shareholder returns.”

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, “In the third quarter, we achieved a 13.2% year-on-year revenue growth, while the number of paid enterprise customers over the past 12 months as of September 30 also increased by 13.3% year-on-year to 6.8 million. This demonstrates that the Company’s structural drivers of revenue growth – namely, user expansion and improved commercialization rates – remain effective. Benefiting from enhanced marketing efficiency driven by the platform’s strong network effects, efficient operating leverage, and continued optimization of share-based compensation expenses, the Company’s net profit margin increased by 11.5 percentage points year-on-year, reaching a record high. This signifies our ability to maintain robust revenue growth while ensuring a high-quality and sustainable margin profile.”

1	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
3	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Third Quarter 2025 Financial Results

Revenues

Revenues were RMB2,163.3 million (US$303.9 million) for the third quarter of 2025, representing an increase of 13.2% from RMB1,911.6 million for the same quarter of 2024.

•	Revenues from online recruitment services to enterprise customers were RMB2,146.8 million (US$301.6 million) for the third quarter of 2025, representing an increase of 13.6% from RMB1,889.1 million for the same quarter of 2024. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, primarily comprising paid value-added services offered to job seekers, were RMB16.4 million (US$2.3 million) for the third quarter of 2025, decreasing from RMB22.5 million for the same quarter of 2024. The decrease was mainly driven by the optimization of certain value-added features. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Operating cost and expenses

Total operating cost and expenses were RMB1,476.2 million (US$207.4 million) for the third quarter of 2025, representing a decrease of 7.0% from RMB1,586.9 million for the same quarter of 2024. Total share-based compensation expenses were RMB216.4 million (US$30.4 million) for the third quarter of 2025, representing a decrease of 21.3% from RMB275.1 million for the same quarter of 2024.

•	Cost of revenues was RMB307.8 million (US$43.2 million) for the third quarter of 2025, representing a decrease of 2.0% from RMB314.0 million for the same quarter of 2024. The decrease in employee-related expenses was offset by the increase in payment processing cost.

•	Sales and marketing expenses were RMB393.6 million (US$55.3 million) for the third quarter of 2025, representing a decrease of 24.6% from RMB522.3 million for the same quarter of 2024, primarily due to decreases in advertising and marketing expenses, employee-related expenses and rental expenses.

•	Research and development expenses were RMB408.0 million (US$57.3 million) for the third quarter of 2025, representing a decrease of 12.1% from RMB464.2 million for the same quarter of 2024, primarily due to a decrease in employee-related expenses.

•	General and administrative expenses were RMB366.8 million (US$51.5 million) for the third quarter of 2025, representing an increase of 28.1% from RMB286.4 million for the same quarter of 2024, primarily due to an impairment of intangible assets, partially offset by a decrease in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB687.1 million (US$96.5 million) for the third quarter of 2025, representing an increase of 108.1% from RMB330.2 million for the same quarter of 2024.

Adjusted income from operations was RMB903.5 million (US$126.9 million) for the third quarter of 2025, representing an increase of 49.3% from RMB605.3 million for the same quarter of 2024.

Net income and adjusted net income

Net income was RMB775.4 million (US$108.9 million) for the third quarter of 2025, representing an increase of 67.2% from RMB463.8 million for the same quarter of 2024.

Adjusted net income was RMB991.8 million (US$139.3 million) for the third quarter of 2025, representing an increase of 34.2% from RMB738.9 million for the same quarter of 2024.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2025 were RMB1.75 (US$0.25) and RMB1.70 (US$0.24), respectively, compared to basic and diluted net income per ADS of RMB1.06 and RMB1.03 for the same quarter of 2024.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2025 were RMB2.22 (US$0.31) and RMB2.16 (US$0.30), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.68 and RMB1.64 for the same quarter of 2024.

Net cash provided by operating activities

Net cash provided by operating activities was RMB1,173.8 million (US$164.9 million) for the third quarter of 2025, representing an increase of 44.5% from RMB812.3 million for the same quarter of 2024.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB19,214.4 million (US$2,699.0 million) as of September 30, 2025.

Share Repurchase Program

On August 20, 2025, the Company’s board of directors approved amendments to the share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including ADSs) during the extended 12-month period.

Outlook

For the fourth quarter of 2025, the Company currently expects its total revenues to be between RMB2.05 billion and RMB2.07 billion, representing a year-on-year increase of 12.4% to 13.5%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 18, 2025 (8:00 PM Beijing Time on Tuesday, November 18, 2025) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI56c13f6314d2473a9a5dbda4ddfa36f0

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.1190 to US$1.00 on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,889,102	2,146,843	301,565	5,465,912	6,125,824	860,489
Others	22,473	16,438	2,309	66,159	63,167	8,873
Total revenues	1,911,575	2,163,281	303,874	5,532,071	6,188,991	869,362
Operating cost and expenses
Cost of revenues(1)	(314,026)	(307,791)	(43,235)	(925,997)	(926,056)	(130,082)
Sales and marketing expenses(1)	(522,268)	(393,560)	(55,283)	(1,646,707)	(1,304,660)	(183,265)
Research and development expenses(1)	(464,151)	(408,019)	(57,314)	(1,375,449)	(1,247,633)	(175,254)
General and administrative expenses(1)	(286,432)	(366,828)	(51,528)	(818,114)	(943,313)	(132,506)
Total operating cost and expenses	(1,586,877)	(1,476,198)	(207,360)	(4,766,267)	(4,421,662)	(621,107)
Other operating income, net	5,485	40	6	26,581	10,780	1,514
Income from operations	330,183	687,123	96,520	792,385	1,778,109	249,769
Interest and investment income, net	158,948	227,956	32,021	468,818	534,417	75,069
Foreign exchange (loss)/gain	(29)	3,805	534	64	3,859	542
Other income, net	36,948	28,747	4,038	36,425	27,579	3,874
Income before income tax expenses	526,050	947,631	133,113	1,297,692	2,343,964	329,254
Income tax expenses	(62,223)	(172,211)	(24,190)	(174,891)	(345,276)	(48,501)
Net income	463,827	775,420	108,923	1,122,801	1,998,688	280,753
Net loss attributable to non-controlling interests	4,545	31,213	4,384	12,255	42,477	5,967
Net income attributable to ordinary shareholders of KANZHUN LIMITED	468,372	806,633	113,307	1,135,056	2,041,165	286,720
Weighted average number of ordinary shares used in computing net income per share
— Basic	883,762,119	921,290,596	921,290,596	884,476,469	891,736,288	891,736,288
— Diluted	906,841,729	949,391,068	949,391,068	912,733,094	917,288,385	917,288,385
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.53	0.88	0.12	1.28	2.29	0.32
— Diluted	0.52	0.85	0.12	1.24	2.23	0.31
Net income per ADS(2) attributable to ordinary shareholders
— Basic	1.06	1.75	0.25	2.57	4.58	0.64
— Diluted	1.03	1.70	0.24	2.49	4.45	0.63

(1) Include share-based compensation expenses as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	10,836	3,240	455	33,252	19,747	2,774
Sales and marketing expenses	67,505	56,194	7,894	209,459	182,787	25,676
Research and development expenses	102,659	76,820	10,791	315,332	243,418	34,193
General and administrative expenses	94,067	80,142	11,257	307,444	251,933	35,389
Total	275,067	216,396	30,397	865,487	697,885	98,032

(2) Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,553,090	4,698,085	659,936
Short-term time deposits	5,488,631	5,274,619	740,921
Short-term investments	6,639,389	9,241,724	1,298,177
Accounts and notes receivable, net	40,713	33,427	4,695
Inventories	3,042	2,533	356
Amounts due from related parties	7,258	8,779	1,233
Prepayments and other current assets	368,260	679,369	95,430
Total current assets	15,100,383	19,938,536	2,800,748
Non-current assets
Long-term time deposits	-	730,300	102,585
Long-term investments	1,914,530	1,784,747	250,702
Property, equipment and software, net	1,733,786	1,420,577	199,547
Right-of-use assets, net	302,856	170,296	23,921
Intangible assets, net	252,589	105,560	14,828
Goodwill	6,528	6,528	917
Total non-current assets	4,210,289	4,218,008	592,500
Total assets	19,310,672	24,156,544	3,393,248
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	110,668	78,799	11,069
Deferred revenue	3,084,839	3,202,941	449,914
Other payables and accrued liabilities	815,767	824,959	115,881
Operating lease liabilities, current	180,782	104,515	14,681
Dividends payable	-	553,844	77,798
Total current liabilities	4,192,056	4,765,058	669,343
Non-current liabilities
Operating lease liabilities, non-current	121,345	61,332	8,615
Deferred tax liabilities	34,451	44,867	6,302
Total non-current liabilities	155,796	106,199	14,917
Total liabilities	4,347,852	4,871,257	684,260
Total shareholders’ equity	14,962,820	19,285,287	2,708,988
Total liabilities and shareholders’ equity	19,310,672	24,156,544	3,393,248

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	812,290	1,173,795	164,882	2,586,387	3,228,800	453,547
Net cash used in investing activities	(698,000)	(1,667,004)	(234,163)	(1,293,771)	(3,170,283)	(445,327)
Net cash (used in)/provided by financing activities	(753,763)	2,052,722	288,344	(940,188)	2,111,000	296,530
Effect of exchange rate changes on cash and cash equivalents	(16,759)	(20,934)	(2,940)	(9,229)	(24,522)	(3,444)
Net (decrease)/increase in cash and cash equivalents	(656,232)	1,538,579	216,123	343,199	2,144,995	301,306
Cash and cash equivalents at beginning of the period	3,472,390	3,159,506	443,813	2,472,959	2,553,090	358,630
Cash and cash equivalents at end of the period	2,816,158	4,698,085	659,936	2,816,158	4,698,085	659,936

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	330,183	687,123	96,520	792,385	1,778,109	249,769
Add: Share-based compensation expenses	275,067	216,396	30,397	865,487	697,885	98,032
Adjusted income from operations	605,250	903,519	126,917	1,657,872	2,475,994	347,801

Net income	463,827	775,420	108,923	1,122,801	1,998,688	280,753
Add: Share-based compensation expenses	275,067	216,396	30,397	865,487	697,885	98,032
Adjusted net income	738,894	991,816	139,320	1,988,288	2,696,573	378,785

Net income attributable to ordinary shareholders of KANZHUN LIMITED	468,372	806,633	113,307	1,135,056	2,041,165	286,720
Add: Share-based compensation expenses	275,067	216,396	30,397	865,487	697,885	98,032
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	743,439	1,023,029	143,704	2,000,543	2,739,050	384,752
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	883,762,119	921,290,596	921,290,596	884,476,469	891,736,288	891,736,288
— Diluted	906,841,729	949,391,068	949,391,068	912,733,094	917,288,385	917,288,385
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.84	1.11	0.16	2.26	3.07	0.43
— Diluted	0.82	1.08	0.15	2.19	2.99	0.42
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.68	2.22	0.31	4.52	6.14	0.86
— Diluted	1.64	2.16	0.30	4.38	5.97	0.84